SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                           (Amendment No. 1)*



                      Guilford Pharmaceuticals Inc.

                             (Name of Issuer)

                               Common Stock

                      (Title of Class of Securities)

                                401829106

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).























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 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Capital Group Companies, Inc.
     86-0206507

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)

                                                                    (b)

 3   SEC USE ONLY




 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


              5   SOLE VOTING POWER

                  NONE


              6   SHARED VOTING POWER
 NUMBER OF
   SHARES
                  NONE
BENEFICIALL
 Y OWNED BY
              7   SOLE DISPOSITIVE POWER
    EACH
 REPORTING
                  NONE
PERSON WITH


              8   SHARED DISPOSITIVE POWER

                  NONE


 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     NONE   Beneficial ownership disclaimed pursuant to Rule 13d-4 (Please see Item 4)

 10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%


 12  TYPE OF REPORTING PERSON*

     HC


                  SEE INSTRUCTION BEFORE FILLING OUT!








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                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No. 1

Item 1(a)   Name of Issuer:
       Guilford Pharmaceuticals Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       6611 Tributary Street
       Baltimore, MD  21224

Item 2(a)   Name of Person(s) Filing:
       The Capital Group Companies, Inc.

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Common Stock

Item 2(e)   CUSIP Number:
       401829106

Item 3   The person(s) filing is(are):

       (g)   [X]   Parent Holding Company in accordance with Section
            240.13d-1(b)(1)(ii)(G).

Item 4   Ownership

       Please note that this filing is not meant to reflect any change in the beneficial ownership of the securities being reported herein by the investment management affiliates of The Capital Group Companies, Inc. ("CGC").

       This filing reflects the fact that CGC will no longer report the beneficial ownership of securities held in accounts which are under the discretionary investment management of its investment management affiliates. The Securities and Exchange Commission ("SEC") recently provided guidance on when beneficial ownership under Rule 13d-1 should be attributed among entities under common control. (See SEC Release 34-39538.) The guidance clarifies that in circumstances where the organizational structure of a parent company and related entities is such that they exercise investment and voting powers independently, attribution among entities will not be required. Since CGC is a holding company and is not involved in investment and voting decisions, securities beneficially owned by clients of its affiliates will no longer be attributed to CGC.

Item 5   Ownership of 5% or Less of a Class: [X]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

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Item 7   Identification and Classification of the Subsidiary Which
       Acquired the Security Being Reported on By the Parent Holding
       Company: N/A

Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



        Date:          July 9, 1998 (For the period ended
                       December 31, 1997)


        Signature:     *Larry P. Clemmensen

        Name/Title:    Larry P. Clemmensen, President

                       The Capital Group Companies, Inc.




        *By

               James P. Ryan
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated December 4, 1997 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on December 10, 1997 with respect to Viatel Inc.